UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

First United Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

(212) 572-4811

with copies to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

EITAN HOENIG, ESQ.

KLUK FARBER LAW PLLC

166 Mercer Street, Suite 6B
New York, New York 10012
(646) 850-5009

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Michael J. Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Lisa Narrell-Mead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Ethan C. Elzen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		425
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

425
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 33741H107

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Driver Opportunity Partners I LP (“Partnership”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Driver Management Company LLC (“Driver”), a Delaware limited liability company, with respect to the Shares beneficially owned by it;
(iii)	J. Abbott R. Cooper, as the managing member of Driver;
(iv)	Michael J. Driscoll, Ed.D., with respect to the Shares beneficially owned by him and as a nominee for the Board;
(v)	Lisa Narrell-Mead, with respect to the Shares beneficially owned by her and as a nominee for the Board; and
(vi)	Ethan C. Elzen, with respect to the Shares beneficially owned by him and as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Partnership, Driver and Mr. Cooper is 250 Park Avenue, 7th Floor, New York, NY 10177. The principal business address of Dr. Driscoll is 35 E All Saints St. #216, Frederick, MD 21701. The principal business address of Ms. Narrell-Mead is 1635 Woodridge Pl, Birmingham, AL 35216. The principal business address of Mr. Elzen is 4309 Esteswood Dr Nashville, TN 37215.

(c)       The principal business of Partnership is investing in securities. The principal business of Driver is serving as the general partner of Partnership and to manage certain other investments on behalf of separately managed accounts and other investment vehicles. The principal occupation of Mr. Cooper is to serve as the managing member of Driver. The principal occupation of Dr. Driscoll is serving as the Dean of the Richard J. Bolte, Sr. School of Business, Mount St. Mary’s University. The principal occupation of Ms. Narrell-Mead is serving as Chief Executive Officer of Workplace Advisors LLC. The principal occupation of Mr. Elzen is serving as the President of Colorado Federal Savings Bank.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8

CUSIP NO. 33741H107

(f)       Each of Partnership and Driver is organized under the laws of the State of Delaware and Mr. Cooper is a citizen of the United States of America. Each of Dr. Driscoll, Ms. Narrell-Mead and Mr. Elzen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Certain of the Shares were acquired in exchange for newly issued equity interests in Partnership. The remaining Shares were purchased by Partnership with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 360,637 Shares beneficially owned by Partnership is approximately $ 7,373,270, excluding brokerage commissions.

The Shares purchased by Dr. Driscoll were purchased with personal funds in open market purchases. The aggregate purchase price of the 3,200 Shares beneficially owned by Dr. Driscoll is approximately $68,991, excluding brokerage commissions.

The Shares purchased by Ms. Narrell-Mead were purchased with personal funds in open market purchases, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 650 Shares beneficially owned by Ms. Narrell-Mead is approximately $14,827, excluding brokerage commissions.

The Shares purchased by Mr. Elzen were purchased with personal funds in open market purchases, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 425 Shares beneficially owned by Mr. Elzen is approximately $10,191, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 19, 2019, Driver Management Company LLC (together with its affiliates, “Driver”) issued a press release and letter to shareholders (together, the “Announcement”) announcing that it will nominate a slate of highly-qualified, independent director candidates—Michael Driscoll, Ed.D., Lisa Narrell-Mead and Ethan Elzen (collectively, the “Nominees”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2020 annual meeting of shareholders (the “Annual Meeting”).

In the Announcement, Driver stated its belief that urgent change is needed to address Driver’s concerns regarding the Issuer’s stale Board composition, problematic corporate governance practices and opposition to a sale process that could maximize shareholder value. Driver stated that, in its view, the Board appears to be misaligned with shareholders, as evidenced by the Board’s long history presiding over questionable corporate governance practices, numerous strategic missteps and a persistent discount to peer valuations. In addition, Driver expressed its view that current directors appear to lack sufficient banking sector experience, modern public company perspectives, meaningful stockholdings and the ability to initiate a credible review of strategic alternatives. Driver further highlighted its views regarding the numerous shortcomings of the Board, including:

9

CUSIP NO. 33741H107

•	Inadequate Bank Sector Experience;
•	Poor Alignment With Shareholders;
•	No Meaningful M&A Expertise;
•	Long Tenure and Questionable Independence; and
•	Anti-Shareholder Corporate Governance.

Driver further stated that, despite spending the past several months seeking a productive dialogue with the Board about the value that can potentially be unlocked via a sale, the Issuer’s Chairman and CEO did not effectively address Driver’s concerns. As a result, Driver believes it is left with no choice but to pursue the nomination and election of three new director candidates, none of whom it has a prior or current financial relationship with, and all of whom have relevant, demonstrated professional experience:

Michael Driscoll, Ed.D., has been the Dean of the Richard J. Bolte, Sr. School of Business, Mount St. Mary’s University, since July 2018. He was previously Clinical Professor and Senior Executive in Residence at the Robert B. Willumstad School of Business at Adelphi University from 2010 to July 2018. Prior to working in higher education, Dr. Driscoll was a founding member and Head of Trading of Geosphere Capital LLC, a hedge fund focusing on global natural resources and industrials, from 2007 to 2010. He also served as a Senior Managing Director at Bear, Sterns & Co. from 2002 to 2007, Donaldson, Lufkin, & Jenrette from 1998 to 2002, Hambrecht & Quist from 1997 to 1998, and Smith Barney from 1987 to 1997. He holds a Doctorate in Education from the University of Pennsylvania, a Master of Business Administration from Adelphi University and a Bachelor of Science from the State University of New York Maritime College. Dr. Driscoll was also awarded a Fulbright Specialist scholarship, which he completed at The National University of Ireland, Galway. In addition to his business activities, Dr. Driscoll serves on the Department of Medicine Advisory Board for Northwell Health System.

Lisa Narrell-Mead has been the Chief Executive Officer of Workplace Advisors LLC, a provider of strategic advice and execution resources for regional and community banks, since 2013 and has overseen Workplace Advisors’ 2019 acquisition of Everett Advisory Partners, a financial services advisory firm. Ms. Narrell-Mead was previously the Executive Vice President of Cadence Bank, N.A. from 2011 to 2013, where she served on the Executive Committee for the bank and had direct responsibility for the formation of the Human Resources and Corporate Services/Administrative units of the bank. She is a former executive of Regions Financial Corporation, a Regional Bank from 2006 to 2011, and AmSouth Bank from 1998 to 2006 (when AmSouth merged with Regions). Prior to joining AmSouth Bank, Ms. Narrell-Mead was a partner at the law firm of Constangy Brooks & Smith from 1993 to 1998 specializing in workplace and employment law. Ms. Narrell-Mead has served on the Boards of Directors of INBank (formerly International Bank), a community bank serving Metro Denver, Southern Colorado and Norther New Mexico, from June 2018 to present, Argent Trust Company, a Trust Company, from 2016 to present, and Verdigris Holdings, a holding company creating a banking solution to bank the unbanked, since June 2019. Ms. Narrell-Mead served on the Board of Directors of River Road Financial Corporation, a holding company seeking to raise capital to acquire and expand a bank, from 2018 to May 2019. She holds a Juris Doctorate from Emory University, School of Law where she graduated with Distinction and a Bachelor of Science from Birmingham-Southern College.

Ethan Elzen has served as the President of Colorado Federal Savings Bank since June 2014 and was previously its Chief Financial Officer from 2013 to May 2014. Mr. Elzen has also served as a senior advisor to Provident Funding Associates, L.P. (“Provident Funding”), a non-bank mortgage originator and servicer, and the Pica Family of Companies, which includes Provident Funding, Provident Mortgage Trust, Inc., a private mortgage real estate investment trust, Colorado Federal Savings Bank, Provitech Solutions, LLC, a technology services company, CFBI, a residential property development company, and PointServ, a provider of verification services for the mortgage lending and financial industries, since 2013. Prior to that, Mr. Elzen was a senior investment banker at UBS Investment Bank, originating and executing transactions for financial institutions, from 2010 to 2013. Earlier in his career, Mr. Elzen was a member of the restructuring team at Ally Financial from 2009 to 2010, where he focused on cost cutting and strategic alternatives for Residential Capital LLC, the mortgage division of the GMAC Mortgage Corporation. Mr. Elzen began his career at Bank of America, where he gained extensive experience in investment banking, treasury and balance sheet management and merger integration. Mr. Elzen holds a Bachelor of Science in Business Administration (Finance & Banking) from Appalachian State University. He is also on the Board of Directors of the Habitat for Humanity of Metro Denver, and he co-founded Coastal Springs Distilling, a California craft gin distiller.

10

CUSIP NO. 33741H107

The foregoing description of the Announcement does not purport to be complete and is qualified in its entirety by reference to the full text of the Announcement, which is filed as Exhibit 99.3, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,107,666 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

A.	Partnership
(a)	As of the date hereof, Partnership beneficially owned 360,637 Shares.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 360,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,637
4. Shared power to dispose or direct the disposition: 0
(c)	Partnership has not entered into any transaction in the Shares since the filing of Amendment No. 9 to the Schedule 13D.
B.	Driver
(a)	Driver, as the general partner of Partnership, may be deemed the beneficial owner of the 360,637 Shares beneficially owned by Partnership.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 360,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,637
4. Shared power to dispose or direct the disposition: 0
(c)	Driver has not entered into any transaction in the Shares since the filing of Amendment No. 9 to the Schedule 13D.
11

CUSIP NO. 33741H107

C.	Mr. Cooper
(a)	Mr. Cooper, as the managing member of Driver, may be deemed the beneficial owner of the 360,637 Shares beneficially owned by Partnership.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 360,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 360,637
(c)	Mr. Cooper has not entered into any transaction in the Shares since the filing of Amendment No. 9 to the Schedule 13D.
D.	Dr. Driscoll
(a)	As of the date hereof, Dr. Driscoll directly beneficially owned 3,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,200 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,200 4. Shared power to dispose or direct the disposition: 0
(c)	Dr. Driscoll has not entered into any transaction in the Shares during the past sixty days.
E.	Ms. Narrell-Mead
(a)	As of the date hereof, Ms. Narrell-Mead directly beneficially owned 650 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 650 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 650 4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Ms. Narrell-Mead during the past sixty days is set forth in Schedule A and incorporated herein by reference.
12

CUSIP NO. 33741H107

F.	Mr. Elzen
(a)	As of the date hereof, Mr. Elzen directly beneficially owned 425 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 425 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 425 4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Mr. Elzen during the past sixty days is set forth in Schedule A and incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 19, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Driver agreed pay directly all pre-approved expenses in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated November 19, 2019.
99.2	Powers of Attorney.
99.3	Announcement, dated November 19, 2019.
13

CUSIP NO. 33741H107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

/s/ Michael J. Driscoll
Michael J. Driscoll

/s/ Lisa Narrell-Mead
Lisa Narrell-Mead

/s/ Ethan C. Elzen
Ethan C. Elzen
14

CUSIP NO. 33741H107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Lisa Narrell-Mead

Purchase of Common Stock	650	22.8100	10/08/2019

Ethan C. Elzen

Purchase of Common Stock	425	23.9780	10/28/2019